(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-51200

CUSIP NUMBER 185061 10 8

For Period Ended: fiscal quarter ended March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ClearPoint Business Resources, Inc.
Full Name of Registrant

Terra Nova Acquisition Corporation
Former Name if Applicable

1600 Manor Drive, Suite 110
Address of Principal Executive Office (Street and Number)

Chalfont, PA 18914
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Please see attached Exhibit A in response to this Part III.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Ferguson	215	997-7710
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached Exhibit B in response to this Part IV.

ClearPoint Business Resources, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2007	By	/s/ Christopher Ferguson
Name: Christopher Ferguson Title: President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

ClearPoint Business Resources, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2007 within the prescribed period. The Company has devoted considerable time and resources to preparing its current report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2007 which requires additional historical information and disclosure and, as a result, the Company needs additional time to complete the review of its financial results for the period ended March 31, 2007.

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EXHIBIT B

Due to the Company’s acquisition of certain assets of ALS, LLC and its subsidiaries, doing business as Advantage Services Group, on February 23, 2007, the Company anticipates certain changes in its results of operations for the fiscal quarter ended March 31, 2007 when compared to the corresponding period for the prior fiscal year. At this time, the Company’s financial statements for the fiscal quarter ended March 31, 2007 remain subject to review. As such, the Company cannot make a reasonable estimate of the changes in results of operations from the corresponding period of the prior fiscal year which will be reported in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, nor can it quantify the extent of any changes at this time.

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